787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 14, 2008

VIA FEDEX

Mr. Ronald E. Alper

Securities and Exchange Commission

100 F Street NE

Mailstop: 3561

Washington, DC 20549

Re:	Sports Properties Acquisition Corp.

Dear Mr. Alper:

On behalf of Sports Properties Acquisition Corp., (the “Company”), please find our responses to your comment letter dated January 11, 2008 regarding Amendments Nos. 2 and 3 to the Company’s registration statement on Form S-1 (File No. 333-146353), filed with the Securities and Exchange Commission on December 14, 2007 and January 4, 2008, respectively, set forth below. We are filing Amendment No. 4 to such registration statement on Form S-1 together herewith. For your convenience, we have included your comments below, with our responses directly below each comment.

Summary, page 1

1.	Please expand your disclosure to describe the business conducted by Medallion Financial Corp.

Response: The Company has revised the disclosure on pages 5 and 6 in response to this comment.

2.	Please revise to address in the Summary section ProEminent Sports LLC, Medallion and Game Plan LLC roles in finding a target for a business combination.

Response: The Company has revised the disclosure on page 6 in response to this comment.

3.	We note your disclosure indicates that ProEminent Sports, LLC, Medallion and Game Plan LLC may have relationships or have clients that have relationships with potential target business. Please revise to address whether the company will enter into a business combination with an entity affiliated with any of its officers, directors, advisors, ProEminent Sports,

NEW YORK        WASHINGTON,        DC PARIS        LONDON        MILAN        ROME         FRANKFURT        BRUSSELS

Mr. Ronald E. Alper

January 14, 2008

Medallion, Game Plan or founding stockholders, including a company that has received a material investment from these individuals or entities.

Response: The Company has revised the disclosure on pages 6, 33, 66, 89 and 90 in response to this comment.

Back Cover page

4.	We note your response to comment six. Please revise your statement to indicate that the company will update the prospectus to reflect any facts or events, individually or together, which represent a fundamental change in the information in the registration statement and will update the prospectus to include any additional or changed material information regarding the plan of distribution.

Response: The Company has revised the disclosure on the back cover page in response to this comment.

Part II

Exhibits

Exhibit 5.1—Opinion of Willkie Farr & Gallagher LLP

5.	Please file a dated and executed legality opinion as an exhibit with your next amendment of the registration statement.

Response: The Company has filed a currently dated and executed legality opinion in response to this comment.

6.	We note your statement that “when the registration statement has become effective ... the Units, the Warrants and the unissued shares of Common Stock included in the Units or issuable upon exercise of the Warrants ... will be duly authorized, validly issued, fully paid and non assessable.” Please be advised that since warrants are contractual obligations issued pursuant to a warrant agreement, counsel must opine on whether the warrant is a legal binding obligation of the company under the state contract law governing the warrant agreement. Please revise your legality opinion to opine on whether the warrants are legal binding obligations of the company.

Response: The Company has filed a revised legality opinion in response to this comment.

Please note that the Company has made revisions throughout the prospectus and filed a revised Form of Letter Agreement to reflect the change in the terms of the offering whereby Medallion Financial Corp. has agreed that its obligation to indemnify the Company for claims against the trust account shall include indemnification against claims by providers of financing as a result of borrowings by the Company. Please also note that the Company has filed a revised Audit Committee Charter in response to a comment from the American Stock Exchange regarding the requirement that the audit committee conduct quarterly meetings.

Mr. Ronald E. Alper

January 14, 2008

Sincerely,

/s/ Jeffrey Letalien

Jeffrey Letalien

Enclosures

cc:	Andrew M. Murstein
William H. Gump
Gregg A. Noel
Thomas J. Ivey